

Axos Financial, Inc.
Investor Presentation

November 12, 2025   NYSE: AX



Safe Harbor

This presentation contains forward-looking statements that involve risks and uncertainties, including without limitation statements relating to Axos Financial, Inc.'s ("Axos") financial prospects and other projections of its performance and asset quality, Axos' deposit balances and capital ratios, Axos' ability to continue to grow profitably and increase its business, Axos' ability to continue to diversify its lending and deposit franchises, the anticipated timing and financial performance of other offerings, initiatives, and acquisitions, expectations of the environment in which Axos operates and projections of future performance. These forward-looking statements are made on the basis of the views and assumptions of management regarding future events and performance as of the date of this presentation. Actual results and the timing of events could differ materially from those expressed or implied in such forward-looking statements as a result of risks and uncertainties, including without limitation Axos' ability to successfully integrate acquisitions and realize the anticipated benefits of the transactions, changes in the interest rate environment, monetary policy, inflation, tariffs, government regulation, general economic conditions, changes in the competitive marketplace, conditions in the real estate markets in which we operate, risks associated with credit quality, our ability to attract and retain deposits and access other sources of liquidity, and the outcome and effects of litigation and other factors beyond our control. These and other risks and uncertainties detailed in Axos' periodic reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended June 30, 2025, Form 10-Q for the quarter ended  September 30, 2025 and its last earnings press release, could cause actual results to differ materially from those expressed or implied in any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Axos undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All written and oral forward-looking statements made in connection with this presentation, which are attributable to us or persons acting on Axos' behalf are expressly qualified in their entirety by the foregoing information.



Axos Financial's Three Divisions Provide the Foundation for Sustained Long-term Growth



Investment Thesis

› Diverse mix of assets, deposits, and fee income reduces risk and provides multiple growth opportunities in varying environments

› Asset-based lending at low loan-to-values has resulted in low historical credit losses

› Differentiated retail digital strategy from "online savings banks" or fin-tech competitors

› Structural cost advantage vs. traditional banks

› New business initiatives generate incremental growth

› Direct-to-consumer and securities clearing and custody businesses provide differentiated sources of growth

› Technology synergies among divisions reduce overall client acquisition and servicing costs



Diversified Sources of Lending, Deposits and Fee Income

	Consumer Banking	Commercial Banking	Securities
Lending	› Auto Lending › Single-Family Mortgages › Personal Unsecured	› Asset-Based Lending › C&I Lending › Commercial Real Estate Specialty Lending › Equipment Finance › Fund Finance › Lender Finance › Multifamily	› Margin Lending › Securities Lending › SBLOCs
Deposits	› Checking › Savings › Money Market › CDs › Bundled Products	› Cash and Treasury Management › HOA › Axos Fiduciary Services › Business Management › Payment Processing	› Cash Sweeps › Money Market
Fee Income	› Mortgage Banking	› Banking Fees › FX › Prepayment Fees › Operating Lease Income › Unused Line of Credit Fees	› Clearing Fees › Custody Fees › Mutual Fund/ETF Fees › Commissions › Investment Management Fees
Technology	› Universal Digital Bank	› ACE (Cash and TM) › Zenith (Business Management) › Unity (Fiduciary Services)	› Liberty › Axos Professional Workstation (APW)



Axos is a Top Performer Versus Bank Peer Group

	Axos Bank	Peer Group[1]	Percentile
ROAA	1.69%	0.73%	91%
Return on Equity	16.13%	6.71%	92%
NIE/Avg Assets	2.09%	2.45%	31%
Net Interest Income	4.71%	2.85%	96%
Efficiency Ratio	43.34%	71.76%	6%

The 92% on ROE means that the Bank outperformed 92% of all banks. The 6% efficiency ratio ranking means that only 6% of banks have lower expenses in comparison to their revenues.

Source: Uniform Bank Performance Report (UBPR) as of September 30, 2025; data retrieved November 3, 2025.
Note 1: Peer group is all savings banks with assets greater than $1 billion for quarter ended September 30, 2025.



Consolidated Fiscal First Quarter 2026 Highlights Compared with Fiscal First Quarter 2025

Asset Growth

$ Millions

Q1 2025	Q1 2026
23,569	27,432

16%

Deposit Growth

$ Millions

Q1 2025	Q1 2026
19,973	22,265

11%

Net Income

$ Millions

Q1 2025	Q1 2026
112.3 [1] / 100.3	112.4

12%

Diluted EPS

$ Diluted EPS

Q1 2025	Q1 2026
1.93 [1] / 1.72	1.94

13%

Return on Equity = 15.94%

Return on Assets = 1.77%

Note 1: The quarter ended September 30, 2024, included a benefit of $12.0 million after tax, or $0.21 per diluted common share, from the one-time discount accretion from the prepayment of three FDIC-purchased loans.



Diluted EPS and Book Value Per Share Have Been Consistently Strong

Diluted EPS (FY)



Book Value Per Share (FY)



Note 1: The year ended June 30, 2024, included a one-time pre-tax gain of approximately $92.4 million, or $1.11 per diluted common share, related to the FDIC Loan Purchase



Resilient Net Interest Margin Through a Variety of Interest Rate Cycles

NIM values: 3.92% (2021), 4.13% (2022), 4.35% (2023), 4.62% (2024), 4.90% (2025), 4.75% (Q1 2026)

Effective Fed Funds Rate values: 0.08% (2021), 0.26% (2022), 5.08% (2023), 5.33% (2024), 4.33% (2025), 4.09% (Q1 2026)

Legend: NIM — Effective Fed Funds Rate



Loan Growth by Category

			$ Millions		
			Q1 FY26	**Q4 FY25**	**Inc (Jun)**
Single Family Mortgage & Warehouse	Jumbo Mortgage	$	3,753	$ 3,786	$ (33)
	SF Warehouse Lending		788	609	179
Multifamily & Commercial Mortgage	Multifamily		1,585	1,729	(144)
	Small Balance Commercial		1,209	1,212	(3)
Commercial Real Estate	CRE Specialty		6,050	5,713	337
	Lender Finance RE		1,245	1,224	21
Commercial & Industrial Non-RE	Lender Finance Non-RE		2,587	2,567	20
	Asset-Based and Cash Flow Lending[1]		3,947	2,633	1,314
	Capital Call Facilities		1,447	1,596	(149)
Auto & Consumer	Auto		471	431	40
	Unsecured/OD		60	52	8
		$	23,142	$ 21,552	$ 1,590

Loans

Note 1: Asset-Based and Cash Flow Lending as of Q1 FY26 includes $1,020 million of loans and leases from the Verdant acquisition.



Holistic Credit Risk Management

What We Do

Utilize a holistic credit-risk management framework to manage and monitor credit quality at each stage of the loan life cycle, and leverage specialized Credit Tools to optimize monitoring and reporting capabilities

Credit Monitoring & Oversight

Loan Life Cycle

| Set Appetite | > | Originations | > | Portfolio Management | > | Reporting | > | Special Assets |

Axos Credit Objectives

| Establish Credit Framework and Culture | Safe Growth | Monitor Assets Throughout Life Cycle | Data-Driven Decision Making | Mitigate Problem Loans |

Example of Credit Tools

› Board of Directors

› Annual Strategic Plan

› Corporate Governance

› Policies & Approval Authorities

ncino

CoStar GROUP

RIMS exactbid

LERETA

Microsoft SQL Server

LERETA

Note: Credit tools list is a sampling and is not purported to be comprehensive.



Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Reserve (UCL)

($ in millions)

	June 30, 2025 ACL + UCL	ACL on PCD Loans	Gross Charge-offs	Gross Recoveries	Provision for Credit Losses	September 30, 2025 ACL + UCL
UCL	10.9				2.0	12.9
ACL	290.0	7.8	(6.4)	0.7	15.3	307.4

Legend: ■ ACL ■ UCL



Commercial Real Estate Specialty[1] Detail as of September 30, 2025

60% of total Commercial Real Estate Specialty balance at September 30, 2025 is indirect note structures where Axos has first payment priority; these loans carry a weighted-average LTV of 43%. Below is a breakdown of the stage of the properties underlying the CRES loans:

Loan Type	Balance (mm)	Weighted Avg. LTV
Construction	$ 2,837	47 %
Bridge	2,107	47
Stabilized	950	57
Pre-development	156	42
Total $	6,050	48 %



Diversified Deposit Gathering
Approximately 90% of deposits are FDIC-insured or collateralized

› Serves approximately 30% of U.S. Chapter 7 bankruptcy trustees in exclusive relationship
› Software allows servicing of SEC receivers and non-chapter 7 cases

› HOA and property management
› Business management and entertainment
› Title and escrow companies
› 1031 exchange firms

› Broker-dealer client cash
› Broker-dealer reserve accounts

Fiduciary Services $1.1B

Consumer Direct $12.0B

Specialty Deposits $2.6B

Total Deposits: $22.3B

Distribution Partners $0.3B

Axos Securities $1.1B[1]

Commercial & Treasury Management $4.5B

Small Business Banking $0.7B

› Full service digital banking, wealth management, and securities trading

› White-label banking

› Business banking with simple suite of cash management services

› Full service treasury/cash management
› Team enhancements and geographic expansion
› Bank and securities cross-sell



Five-Year Deposit Growth

($ in billions)

Chart showing deposit growth:

Date	Deposits ($B)
6/30/2021	$10.8
6/30/2022	$13.9
6/30/2023	$17.1
6/30/2024	$19.4
6/30/2025	$20.8
9/30/2025	$22.3

18.5% CAGR



Customer Base and Deposit Volume is Well Distributed Throughout the United States



Axos Deposits Have National Reach With Customers in Every State



Non-Interest Income Growth and Diversification

Year Ended
June 30, 2020

Total Non-Interest Income =
$103.0 million



($ in millions)

- Prepayment Penalty fee income
- Mortgage Banking and Servicing Rights
- Banking and Service Fees
- Broker-Dealer Fees

Three Months Ended
September 30, 2025

Total Non-Interest Income =
$129.4 million[1]



($ in millions)

- Prepayment Penalty fee income
- Mortgage Banking and Servicing Rights
- Advisory Fees
- Banking and Service Fees
- Broker-Dealer Fees

Note 1: Represents annualized quarterly September 30, 2025 data



Axos Clearing and Custody Highlights

› Leadership team with more than 100 years combined industry experience.

› Proprietary front- and back-end technologies for advisors and broker-dealers.

› Axos Advisor Services is the 7th largest RIA custodian in the U.S.

› More than $40 billion in Clearing Services client assets under custody and/or administration.



Custody	$	8,524,962
Clearing Fees & Execution		6,681,497
Cash Sorting		13,888,231
Margin Lending		3,958,418
Securities Lending		2,270,245
Net Interest Income		2,076,420
Net Revenues	$	**37,399,773**

Three Months Ended June 30, 2020



Custody	$	—
Clearing Fees & Execution		4,817,561
Cash Sorting		811,599
Margin Lending		1,455,625
Securities Lending		1,588,500
Net Interest Income		494,424
Net Revenues	$	**9,167,709**



Axos Advisor Services (AAS) At A Glance

Liberty Provides a Comprehensive Turnkey Platform



Serving 211 RIAs[1]
($1M+ AUC)

~$33B Assets Under Custody



TAMPs

54% of Total AUC

Turnkey Asset Management Platform, relies on Reps to gather assets and maintain relationship with investor



Traditional RIAs

44% of Total AUC

Gathers and manages assets, works directly with investor



Small RIAs

2% of Total AUC

Advisors with <$25M in AUC

Data as of September 30, 2025
Note 1: 257 total advisors on Liberty platform; advisors with <$1M AUC comprise <$12M in total assets; there are 9 non-AAS RIAs not on Liberty at Axos Clearing

18



Secular Industry Trends Provide Opportunities for Axos

Fee Compression for Active and Passive Investment Managers

› RIAs need to reduce costs and streamline back-office ops
› Automation frees up time/resources for client interactions

Advisors are Leaving Wirehouses to Become Independent Advisors

› Axos to provide bundled securities clearing, custody and banking services
› Target small & medium-sized RIAs and IBDs that large custodians do not serve well

Aging Advisor Population is Driving Consolidation and Succession Planning

› Axos to provide succession-based and M&A financing to RIAs and IBDs
› Nationwide footprint and industry focus are competitive advantages

Digitization of Wealth Management

› Axos offers direct-to-consumer self-directed trading and robo-advisory solutions; will offer private label robo-advisory solutions to independent RIAs



Axos Securities Roadmap

Leverage expertise and technologies in clearing and custody to serve a broader client base

Past	Present	Future
2018 - 2022	**2023 - 2025**	**2026+**

People
- Highly skilled in the business segment(s) being served (Uncertainty, frustration)

Processes
- Operational inefficiencies (high cost, inflexible)

Technology
- Closed ecosystem technology and dependent on 3rd party solutions

People
- Learning new skills within the current business vertical (adaptable, siloed)

Processes
- Leveraging technology for efficiencies / outsourcing low value tasks (enhanced accuracy, better resource utilization)

Technology
- Home-grown bi-furcated technology (duplicative, confusing)

People
- Broad growth in competence and knowledge (Collaborative, Aligned, Client-Centric)

Processes
- Digital transformation that drives automation and scalability (Data- driven, AI, Machine Learning, Agile)

Technology
- Entitlement-based single pane of glass tech & open architecture data solution(s) meet clients where they are at (Innovative, Differentiated, Flexible)



Axos' Business Model is Differentiated From Other Banks

Customer Acquisition	Sales	Servicing	Distribution

Customer Acquisition
- › Digital Marketing
- › Affinity and Distribution Partners
- › Data mining/target feeding direct marketing
- › Cross-selling

Sales
- › Automated fulfillment
- › Inbound call center sales
- › Outbound call center sales
- › Minimal outside sales
- › Significant inside sales

Servicing
- › Self-service
- › Digital journey
- › Direct banker (call center)

Distribution
- › Balance sheet
- › Whole loan sales options
- › Securitization

Core Digital Capabilities

Data Driven Insight	Integrated Customer Experience	Digital Marketing	Digitally Enabled Operations	Next-Gen Technology



Evolving Capabilities of the UDB Platform

UDB offers a growing set of products, capabilities and integrations

UDB 1.0	UDB 2.0	White Label UDB

Products + Features

Banking: Axos deposit products

Borrowing: Axos loan products

Investing: Managed Portfolios, Self Directed Trading

Planning: Account Aggregation, PFM, Credit Monitoring

Segments

Co-branded Wealth Management

Small Business Banking

Enablers

Personalized Offers + Content

SSO to Enrollment Portals

Universal Enrollment: Single, digital point of sale



Operational Productivity Initiatives



Automation/Straight-Through Processing

- Leverage APIs to streamline workflows for clients on front end in new commercial deposit platform (ACE)
- Abstract authentication and entitlements out of core to make it more scalable and customizable



Low-Code Development

- Axos Professional Workstation (APW) development
- Code refresh for AAS' advisor platforms: ALF and Liberty
- New feature and platform development for Axos Invest/SDT



Artificial Intelligence

- QC of various legal documents and contracts
- Streamline various credit and portfolio management functions (i.e. appraisal reviews)
- Automate additional risk and compliance monitoring tasks



Offshoring

- Commercial spreading and manual credit underwriting tasks to ABC/Acuity
- Zenith bookkeeping support and journal entries
- Accounts payable and other accounting functions



Contact Information

Greg Garrabrants, President and CEO
Derrick Walsh, EVP and CFO

investors@axosfinancial.com
www.axosfinancial.com

Johnny Lai, SVP Corporate Development and Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com